UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant's name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFLARX N.V.

On March 31, 2020, InflaRx N.V. issued a press release titled “InflaRx Doses First Patient in Multicenter Randomized Clinical Trial in Severe Progressed COVID-19 Pneumonia in Europe upon Receipt of Initial Positive Human Data with InflaRx’s anti-C5a Technology.”

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: March 31, 2020	By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated March 31, 2020